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                     U.S SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                        Solarfun Power Holdings Co., Ltd.
              ------------------------------------------------
                               (Name of Issuer)


                                 Ordinary Shares
               ------------------------------------------------
                        (Title of Class of Securities)


                                  83415U108
               ------------------------------------------------
                                (CUSIP Number)


                     Initial Public Offering-December 26, 2006
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are nor required to respond unless the form displays a currently valid OMB control number.

SEC 1745(03-06)
CUSIP No. 83415U108
-----------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

        Yonghua Lu

-----------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [X]
        (B) [ ]
-----------------------------------------------------------------------------
3)   SEC Use Only


-----------------------------------------------------------------------------
4) Citizenship or Place of Organization

        People's Republic of China
-----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power


        -----------------------------------------------
        6) Shared Voting Power

              77,269,500 ordinary shares
        -----------------------------------------------
        7) Sole Dispositive Power


        -----------------------------------------------
        8) Shared Dispositive Power

              77,269,500 ordinary shares
-----------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person

              77,269,500 ordinary shares
-----------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
-----------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

         32.2%
-----------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

         IN
-----------------------------------------------------------------------------

CUSIP No. 83415U108
-----------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

        Yonghua Solar Power Investment Holding Ltd
-----------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [X]
        (B) [ ]
-----------------------------------------------------------------------------
3)   SEC Use Only

-----------------------------------------------------------------------------
4) Citizenship or Place of Organization

        British Virgin Islands
-----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:


        5) Sole Voting Power


        -----------------------------------------------
        6) Shared Voting Power

                           77,269,500 ordinary shares
        -----------------------------------------------
        7) Sole Dispositive Power


      -----------------------------------------------
        8) Shared Dispositive Power

                           77,269,500 ordinary shares
-----------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person

         77,269,500 ordinary shares
-----------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
-----------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

         32.2%
-----------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

         CO
-----------------------------------------------------------------------------

Item 1. (a) Name of Issuer:

               Solarfun Power Holdings Co., Ltd.

        (b) Address of Issuer's Principal Executive Offices:

               666 Linyang Road, Qidong, Jiangsu Province
               226200, People's Republic of China
-----------------------------------------------------------------------------
Item 2. (a) Name of Person Filing:

                  Yonghua Lu
                  Yonghua Solar Power Investment Holding Ltd (the "Record
                  Holder")

        (b) Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of the Record Holder and Mr. Lu is 666 Linyang Road, Qidong, Jiangsu Province 226200, People's Republic of China

        (c) Citizenship:

                  Mr. Lu is a citizen of People's Republic of China. The place of organization of the Record Holder is the British Virgin Islands.

        (d) Title of Class of Securities:

            Ordinary Shares

        (e) CUSIP Number:

            83415U108
-----------------------------------------------------------------------------
Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is:

     (a)        [ ] Broker or dealer registered under Section 15 of the Act
     (b)        [ ] Bank as defined in section 3(a)(6) of the Act
     (c)        [ ] Insurance company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
     (e)        [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
     (j)        [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)
-----------------------------------------------------------------------------

Item 4. Ownership:

     (a) Amount Beneficially Owned:                                77,269,500*

     (b) Percent of Class:                                              32.2%

     (c) Number of Shares as to which such person has:

      (i) Sole power to vote or direct the vote:

      (ii)  Shared power to vote or direct the vote:              77,269,500*

      (iii) Sole power to dispose or direct the disposition of:

      (iv) Shared power to dispose or direct the disposition of: 77,269,500*

         *The Record Holder, of which Mr. Lu is the sole director, holds 77,629,500 ordinary shares of the Issuer. Mr. Lu may be deemed to be the beneficial owner of the ordinary shares held by the Record Holder.
-----------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class:

           N/A
-----------------------------------------------------------------------------
Item 6. Ownership of More than Five Percent on Behalf of Another Person:

              N/A
-----------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

           N/A
-----------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group

           N/A
-----------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group

           N/A
-----------------------------------------------------------------------------
Item 10. Certification

           N/A
-----------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2007



                                 Yonghua Lu


                                  By: /s/ Yonghua Lu
                                     -------------------------------
                                     Name:  Yonghua Lu




                                  Yonghua Solar Power Investment Holding Ltd


                                  By: /s/ Yonghua Lu
                                      ------------------------------
                                     Name:  Yonghua Lu
                                     Title: Director

Exhibit A

                          Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of
1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share, of Solarfun Power Holdings Co., Ltd., a Cayman Islands Company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument.

         [Reminder of this page has been left intentionally blank.]

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 7 of February, 2007.



                                 Yonghua Lu


                                  By: /s/ Yonghua Lu
                                     -------------------------------
                                     Name:  Yonghua Lu





                                  Yonghua Solar Power Investment Holding Ltd


                                  By: /s/ Yonghua Lu
                                       ------------------------------
                                      Name:  Yonghua Lu
                                      Title: Director